UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-35771

GRANITE REAL ESTATE INVESTMENT TRUST
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRANITE REAL ESTATE INVESTMENT TRUST

Date: March 14, 2025	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Notice of Meeting and Record Date for the Annual General Meeting of Granite Real Estate Investment Trust